

Mail Stop 3561

May 23, 2016

Vladimir Karelin
President
Gabbit Corp.
Gymnasiumstrasse 19-21
Vienna, Austria 1180

      Re: Gabbit Corp.
              Amendment No. 1 Registration Statement on Form S-1
              Filed May 9, 2016
              File No. 333-210573

Dear Mr. Karelin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2016 letter.

Prospectus Summary, page 3

1. We note your response to our prior comment 5. Please explain how "[t]he minimum period of time we will be able to conduct planned operations using currently-available capital resources is approximately six months," considering your cash on hand of $4,905 and burn rate of $833 a month. It appears that six month would be the maximum period of time, given your burn rate and current cash on hand. Please revise or advise.

Risk Factors, page 5

Risks Related to Our Business, page 5

In the event of an accident during our tours, we may face negative reviews . . . , page 8

2. We note your response to our prior comment 7 and reissue. Please tell us why you
    believe that the most material risk of a client dying or becoming injured would be limited
    to "negative reviews," rather than claims against the company. It appears you may face
    the additional risk of injury claims against the company, if an accident occurs during a
    tour. As such, please revise to address that additional risk factor.

Management's Discussion and Analysis, page 13

Plan of Operation, page 15

3. We note your response to our prior comment 10 and reissue. It does not appear that your
    registration statement has been reconciled in the manner indicated by your response.
    Please explain how you plan to employ SEO at an estimated $50,000 cost with an
    $18,500 budget.

Description of Business, page 20

Employees; Identification of Certain Significant Employees, page 22

4. We note your response to our prior comment 11 and reissue in part. Please clarify why
    Mr. Karelin is classified as a non-employee officer. Please indicate here that he is your
    Chairman and President.

    You may contact Amy Geddes at (202) 551-3304 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters. Please
contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any other questions.

                                        Sincerely,

                                        /s/ Susan Block

                                        Susan Block
                                        Attorney-Adviser
                                        Office of Transportation and Leisure